Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended June 30, 2009
(millions)

Operating Revenue	$7,398

Operating Expenses	5,884

Income from operations	1,514

Other income	65

Interest and related charges	326

Income before income tax expense	1,253

Income tax expense	459

Net Income	794

Preferred dividends	17

Balance available for common stock	$777